EXHIBIT 99.2

Consent of Independent Auditor

We hereby consent to the incorporation by reference into Amendment No. 1 to the Registration Statement on Form F-10 (File No.333-254709) of Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) (the “Company”) of our name and to the use of our report dated April 28, 2022, included in the Annual Report on Form 20-F dated May 2, 2022 (the “Form 20-F”) of GameSquare Esports Inc. (“GameSquare”) filed by the Company with the United States Securities and Exchange Commission, on the consolidated statement of financial position of GameSquare as of December 31, 2021 and November 30, 2020, and the related consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for each of the years in the three year-period ended December 31, 2021 and the related notes thereto.

Sincerely,

/s/ Kreston GTA LLP

Chartered Professional Accountants, Licensed Public Accountants

Markham, Canada March 31, 2023